AMENDMENT NO. 2 TO
RIGHTS AGREEMENT

This AMENDMENT NO. 2 TO RIGHTS AGREEMENT (this “Amendment”), is entered into as of April 27, 2011, between Extreme Networks, Inc., a Delaware Company (the “Company”), and Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services), as Rights Agent (the “Rights Agent”).

RECITALS

A. The Board of Directors of the Company (the “Board”) authorized and declared a dividend of one right (a “Right”) for each share of Common Stock of the Company outstanding on May 14, 2001, and authorized the issuance of one Right with respect to each share of Common Stock that has become outstanding since May 14, 2001, each Right initially representing the right to purchase one one-thousandth of a share of Series A Preferred Stock of the Company.

B. The Company and the Rights Agent are parties to that certain Rights Agreement dated as of April 27, 2001, as amended for the first time on June 30, 2010 (the “Rights Agreement”).

C. The parties desire to extend the term of the Rights Agreement from April 27, 2011 to April 30, 2012 and to amend the Rights Agreement pursuant to the terms of this Amendment.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereto agree as follows:

1. Clause (i) of Section 7(a) of the Rights Agreement is hereby amended to read in its entirety as follows: “April 30, 2012 (the “Final Expiration Date”),”.

2. The Rights Agreement, including all Exhibits attached thereto, is amended such that all references to the date April 27, 2011 are hereby amended to reference the date April 30, 2012.

3. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the state of New York applicable to contracts made and to be performed entirely within such state.

4. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5. If any term, provision, covenant or restriction of the Rights Agreement as amended by this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that if any such excluded term, provision, covenant or restriction shall adversely affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

6. Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

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IN WITNESS WHEREOF, the parties to this Amendment No. 2 to Rights Agreement have caused this Amendment No. 2 to Rights Agreement to be duly executed as of the date first written above.

Extreme Networks, Inc.

By: /s/ Diane Honda
Title: Vice President, General Counsel and Secretary

Mellon Investor Services LLC

By: /s/ Lisa Porter
Title: Assistant Vice President, Relationship Manager